Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                                Subject Company: FBR Asset Invesment Corporation
                                                   Commission File No: 001-15049

[FBR Logo]

Media Contacts:
Bob Leahy 703-312-9745 or BLEAHY@FBR.COM
Bill Dixon 703-469-1092 or BDIXON@FBR.COM

 FRIEDMAN, BILLINGS, RAMSEY GROUP, INC. AND FBR ASSET INVESTMENT CORPORATION
                  CONFIRM MERGER FILING AND SET RECORD DATE

ARLINGTON, VA., FEBRUARY 7, 2002 - Friedman, Billings, Ramsey Group, Inc. (NYSE:
FBR), and FBR Asset Investment Corporation (NYSE: FB) today announced that an amended preliminary joint proxy statement/prospectus on Form S-4 for the previously announced merger of the two companies was filed with the Securities and Exchange Commission this morning. The Form S-4 is filed under the name Forest Merger Corporation and is also filed on Schedule 14A by each company.

The companies also announced that the Board of Directors of each firm has set February 13, 2003 as the record date for determination of shareholders entitled to notice of, and to vote at, special meetings of shareholders of each company to be held on a date to be announced for the purpose of voting on the previously announced proposed merger of the two companies.

The companies will announce the dates for the special shareholder meetings of the companies when the definitive proxy materials are filed.

Friedman, Billings, Ramsey Group, Inc., headquartered in Arlington, Va., is a financial holding company for businesses that provide investment banking, institutional brokerage, specialized asset management, and private client services. FBR focuses capital and financial expertise on six industry sectors: financial services, real estate, technology, energy, healthcare, and diversified industries. FBR also has offices in Atlanta, Bethesda, Boston, Charlotte, Chicago, Cleveland, Dallas, Denver, Irvine, London, New York, Portland, San Francisco, Seattle, and Vienna. Bank products and services are offered by FBR National Bank & Trust, member FDIC and an Equal Housing Lender. For more information, see HTTP://WWW.FBR.COM.

FBR Asset Investment Corporation is a real estate investment trust (REIT) that was formed in December 1997. FBR Asset invests in mortgage-backed securities and makes opportunistic investments in debt and equity securities of companies engaged in real estate-related and other businesses. FBR Asset is externally managed by Friedman, Billings, Ramsey Investment Management, Inc., a subsidiary of Friedman, Billings, Ramsey Group, Inc. Friedman, Billings, Ramsey Group, Inc. is currently a minority shareholder of FBR Asset.

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                                Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at HTTP://WWW.SEC.GOV. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209,
Attention: Investor Relations.

                          Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.